EXHIBIT - 99.(q)(e)

AMENDED MEMORANDUM ON ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

Description of the

Issuance, Transfer and Redemption Procedures for FPVL Policies

Pursuant to Rule 6e-3(T)(b)(12)(iii)

Under the Investment Company Act of 1940

and

Method of Computing Adjustments in

Payment and Cash Values

Upon Conversion to Fixed Benefit Life Policies

Pursuant to Rule 6e-3(T)(b)(13)(v)(B)

Under the Investment Company Act of 1940

This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. (“GIAC”) in connection with the issuance of its Flexible Premium Adjustable Variable Life Insurance Policy with (the “Policy/Policies”), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a fixed-benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form S-6 for the Policies and the Separate Account through which they are issued (Reg. No. 333-92475).

I. Procedures Relating to Issuance of the Policy*

A. Premiums and Underwriting Standards

Minimum Annual Premiums for GIAC’s Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays premiums commensurate with the insured’s mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform Minimum Annual Premium for all insureds, there will be a single price for all insureds of the same age and sex who are within the same risk classification. In addition to a Minimum Annual Premium, a Policy will also have a Planned Premium which is the premium the policyowner plans to pay on a regular basis. Neither the Minimum Annual Premium nor the Planned Premium is required to be paid, but payment of the Minimum Annual Premium during the first three policy years will keep the No Lapse Guarantee in effect during that period.

The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. The Minimum Annual Premium and any additional benefits acquired by rider to the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

*	The term “Policy” refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any Additional Benefit Riders acquired by the Policyowner.

B. Application and the Processing of Policy Premium Payments

When a completed application is received, GIAC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. Permanent coverage under a Policy begins when all underwriting requirements have been met, the Initial Premium has been paid, and the Policy has been delivered while the insured is living.

Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, The Guardian Life Insurance Company of America, may be able to purchase the Policy (i) without evidence of insurability, by exchanging their present policies or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. Policyowners who elect to convert to a Park Avenue SVUL policy may receive a credit upon conversion in an amount up to one Minimum Annual Premium.

The Policy Date is the date as of which the insured’s Age is determined. It is the date when the Policy is issued. The Policy Date is used to measure Policy months and Policy years.

GIAC will permit a policy to be backdated, upon request if it would allow the policy owner to qualify for a lower premium because the insured was younger on an earlier policy date, but only to a Policy Date not earlier than six months prior to the date the application is signed but in no event will the policy be backdated to a date before which the policy was available in the state of issue. To backdate a policy, GIAC will require the payment of all Policy premiums that would have been due had the application date coincided with the backdated Policy Date. Also, on the Issue Date, all Monthly Deductions for the period from the backdated Policy Date to the Issue Date will be deducted.

GIAC credits and allocates any payment received on or before the Issue Date to the investment divisions of the Separate Account (i.e., the Variable Investment Options) chosen by the Policyowner and/or the Fixed-Rate Option as of the Issue Date. Prior to the Issue Date GIAC holds any such premiums received in its general account. Only the Net Premium amount will be allocated among the Variable Investment Options and the Fixed-Rate Option. The Net Premium is the premium minus the Premium Charge which is described in the prospectus. Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy premium as of the Business Day such payment is received if it receives such a payment before the close of business at its Customer Service Office. After payment of the Initial Premium, premiums may be paid at any time and in any amount subject to certain limitations. Any premium received after the Issue Date that requires additional underwriting will be held in GIAC’s general account until the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC.

II. Procedures Relating to Transfers Among Investment Divisions

The Account is subdivided into investment divisions which correspond to the mutual funds (collectively referred to as the “Funds”) currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end management investment company.

Net Premiums under the Policy are allocated to the investment divisions designated in the application, or as changed in writing by the Policyowner.

The Policyowner may transfer all or a portion of the unloaned Policy Account Value among the Account’s investment divisions as often as he/she wishes. However, the number of options in which the Policy Account Value may be invested or net premiums allocated at any one time, including the Fixed-Rate Option, cannot exceed 20, and GIAC reserves the right to limit such transfers to no more frequently than once every 30 days. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Business Day on which the request is received. Telephone transfer requests will be effective the day of receipt if the telephone call is completed not later than 4:00 p.m. Eastern time. The minimum transfer amount is the lesser of $500 or the entire amount held in the investment division from which GIAC effects a transfer.

The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Date from The Guardian Cash Fund Investment Division to one or more of the other investment divisions or the Fixed-Rate Option for a minimum of 12 months. The minimum automatic transfer amount is $100 per receiving option.

III. Procedures Relating to Redemptions Under the Policy

A. Partial Withdrawals

After the first Policy year and while the insured is living, the Policyowner may take withdrawals from the Net Cash Surrender Value. The minimum net partial withdrawal amount is $500. All partial withdrawals will reduce the Policy Account Value by the amount of the partial withdrawal. GIAC may limit the number of partial withdrawals made in a policy year to 12.

Any portion of a partial withdrawal which exceeds the amount eligible for a reduction-free partial withdrawal, as described below, will reduce the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the additional sum insured and the basic sum insured portions of the Initial Face Amount. GIAC will calculate the amount eligible for a reduction-free partial withdrawal as of date it receives the policyowner’s written request for a partial withdrawal as follows:

Under death benefit option 1, the amount of a reduction-free partial withdrawal is any positive amount resulting from:

(a)	the Policy Account Value, minus

(b)	the Face Amount divided by the applicable death benefit factor set forth in the policy.

Under death benefit option 2, all partial withdrawals are reduction-free.

Under death benefit option 3, the free partial withdrawal amount is the greater of:

(a)	your Net Accumulated Premiums immediately prior to the partial withdrawal; and

(b)	an amount calculated as if death benefit option 1 were in effect.

The requested partial withdrawal amount will be deducted from the Variable Investment Options specified in the Policyowner’s request as of the Business Day of the Policyowner’s request, then proportionately from all other Variable Investment Options and, finally, from the Fixed-Rate Option. Payment will typically be made within seven days of the date that GIAC received the Policyowner’s partial withdrawal request. After effecting a partial withdrawal, the remaining Cash Surrender Value must be sufficient to cover Monthly Deductions for three months.

B. Face Amount Decreases and Increases

After the first Policy year, the Policyowner may ask GIAC to decrease the Face Amount of his/her Policy. The minimum reduction is $5,000. The reduction will take effect on the Monthly Processing Date coinciding with or next following the date that GIAC approves the change.

GIAC will not deduct a surrender charge if the Face Amount is reduced during the first 9 Policy years. The Minimum Annual Premium, Policy Account Value, Monthly Deductions, Target Premiums, and any benefits provided under additional benefit riders will generally decrease after a Face Amount reduction. The surrender charge will not change and the policy account value must always be greater than the full surrender charge. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a requested decrease in Face Amount will be applied against the Face Amount provided by the most recent increase, then against the next most recent increases successively, the Additional Sum Insured portion of the Initial Face Amount and, finally, against the remainder of the Initial Face Amount.

On any Policy Anniversary until the Policy Anniversary nearest the date on which the insured reaches age 70, a Policyowner may ask GIAC to increase the Face Amount of his/her Policy. The minimum increase is $10,000. The increase will take effect on the Policy Anniversary following GIAC’s receipt of the request, provided the insured is alive on that date.

The increase will be issued as a separate Policy Segment with a separate and distinct underwriting class, cost of insurance rates, surrender charges, administrative charges, premium charges, Target Premium and minimum annual premium. Premiums will be allocated to the Initial Face Amount and each Policy Segment in amounts not to exceed the Target Premium for each on an annual basis, such that when the sum of premiums paid during the policy year exceeds the Target Premium for the Initial Face Amount, the premium will then be allocated to the first Policy Segment. When, in a policy year, the sum of premiums paid exceeds the sum of all applicable Target Premiums, the excess premium will be allocated pro-rata to the Target Premium for the Initial Face Amount and each Policy Segment.

An increase in the Face Amount will usually result in the policy’s being subject to new surrender charges. The new surrender charges will be computed as if a new policy were being purchased for the increase in Face Amount and a new 9 year surrender charge period will apply to the Policy Segment resulting from an increase.

No additional premium is required for a Face Amount increase. However, a premium payment may be necessary to prevent the Policy from going into default, since new surrender charges would reduce the Net Cash Surrender Value of the Policy.

C. Policy Loans

While the insured is alive, a Policyowner may borrow all or part of a Policy’s “loan value,” by assigning the Policy to GIAC as security for the loan. A Policy’s loan value is the Net Cash Surrender Value on the date that GIAC receives a proper, written loan request (which includes an assignment of the Policy) at its Customer Service Office, minus 2% of [the Cash Surrender Value minus any outstanding Policy Debt as of the prior policy anniversary], minus the amount of interest due on the outstanding Policy Debt and the amount to be borrowed at the next policy anniversary. The sum of any outstanding loan amounts plus accrued loan interest is the Policy Debt. Policy loan proceeds will ordinarily be paid within seven days of the date that GIAC received the loan request. The minimum loan amount is $500, or your policy’s loan value, whichever is less.

When a Policyowner takes a loan, GIAC transfers the amount of the loan from the Variable Investment Options and the Fixed-Rate Option into a Loan Account within GIAC’s general account. GIAC will transfer amounts held in the Variable Investment Options in accordance with the policyowner’s instructions as of the date it received the loan request. Any excess amount will be transferred from the fixed-rate option only after all variable options have been exhausted. Amounts in the Loan Account earn interest from the date of transfer at a minimum effective annual rate of 4% until the later of the 20th Policy Anniversary or the insured’s age 60. After this the annual rate will be a minimum of 4.4% on a current basis. We may change this rate at any time, but it is guaranteed not to be less than 4%. We credit this interest monthly to the Loan Interest Account.

GIAC charges the Policyowner interest on all outstanding loans at an annual rate of 5% until the twentieth Policy Anniversary, at which time the annual rate decreases to 4.5% for all existing and new loans. Interest accrues daily and is payable in arrears on Policy Anniversaries. If interest is not paid when due on each Policy Anniversary, GIAC transfers the required amount from the Loan Interest Account to the Loan Account. Any amount remaining in the Loan Interest Account after the transfer is transferred to the Variable Investment Options and the Fixed-Rate Option in accordance with the current premium allocation instructions. If the amount in the Loan Interest Account is not sufficient to cover the interest due, any deficiency will be transferred proportionately from the amounts in the Variable Investment Options and the Fixed-Rate Option.

The Policyowner may repay all or part of the Policy Debt. The minimum loan repayment amount is the lesser of $100, unless the repayment accompanies the then outstanding Policy Debt.

When GIAC receives a loan repayment, other than a required loan repayment, it applies that repayment first to the payment of loan interest due but not yet capitalized, then to reduce amounts in the Loan Account, and then to policy interest accrued since the last policy anniversary but not yet due. GIAC credits any repayment applied to reduce amounts in the Loan Account to the Variable Investment Options and the Fixed-Rate Option according to the Policy owner’s current allocation instructions.

If the Policy Debt exceeds the Cash Surrender Value on a Monthly Processing Date, the Policy could lapse. GIAC will notify the Policyowner that a specified loan repayment is required to keep the Policy in force, unless the No Lapse Guarantee is in effect.

D. Surrender

If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request (in a form acceptable to GIAC) together with the Policy or an acceptable affidavit of loss. GIAC will normally pay the Net Cash Surrender Value as of the Business Day on which it received the surrender request within seven days. All insurance coverage ends as of the Business Day that GIAC computes the Net Cash Surrender Value for surrender.

The Net Cash Surrender Value on any given date is the Policy Account Value minus any surrender charge, minus any Policy Debt. GIAC assesses a surrender charge if a Policy is surrendered during the first 10 policy years. This charge is described in the prospectus for the Policy.

The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

If either Policy premium or required loan repayment (see above) remains unpaid by the end of a 61-day grace period from its due date, the Policy lapses as of the end of the grace period unless the No Lapse Guarantee is in effect. If the No Lapse Guarantee is in effect, the Policy will not lapse during the first three policy years even if the Policy’s Net Cash Surrender Value is insufficient to meet the Monthly Deductions due on a Monthly Processing Date. Once the Policy lapses, the Policyowner may take steps to surrender the Policy for its Net Cash Surrender Value. The No Lapse Guarantee cannot be reinstated once terminated.

E. Death Claims

GIAC will normally pay the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured’s death and all other required information or documentation necessary to make payment.**

The Policy provides three death benefit options. The Policyowner must choose an option on the Policy application. Regardless which death benefit option is chosen by the policyowner, after the Policy Anniversary nearest to the insured’s 100th birthday, the death benefit is equal to the Policy Account Value.

The death benefit provided under Option 1 is the greater of:

•	the Face Amount on the Monthly Processing Date preceding the insured’s date of death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the Monthly Processing Date preceding the insured’s death.

The death benefit provided under Option 2 is the greater of:

•	the Face Amount plus the Policy Account Value as of the Monthly Processing Date preceding the insured’s date of death; or

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the Monthly Processing Date preceding the insured’s date of death.

The death benefit provided under Option 3 is the greater of:

•	the Face Amount plus Net Accumulated Premiums in effect on the date of the insured’s death

**	State insurance laws impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.

•	the minimum death benefit then required under Section 7702 of the Internal Revenue Code on the monthly processing date preceding the insured’s date of death.

Any partial withdrawals taken between the Monthly Processing Date and the date of death will reduce the death benefit under Option 1, 2 or 3 by the amount of the partial withdrawal and any applicable surrender charge. Under death benefit Option 3, any premiums paid between the Monthly Processing Date and the date of death will increase death benefit.

The minimum death benefit required under Section 7702 of the Internal Revenue Code on any Monthly Processing Date is determined, at the election of the policyowner, by either the Cash Value Accumulation Test or the Guideline Premium and Cash Value Corridor Test. This election, once made, cannot be changed. The minimum death benefit required on any Monthly Processing Date is the Policy Account Value on the Monthly Processing Date multiplied by the factor shown in the Table of Death Benefit Factors in the Policy.

On or after the first Policy Anniversary, the Policyowner may change the death benefit option in effect for his/her Policy once each Policy year. Evidence of insurability is required to change from Option 1 to Option 2. No changes from Option 1 or 2 to Option 3 will be permitted.

The death proceeds payable to the beneficiary will include any proceeds provided by additional benefit riders, but will be reduced by any outstanding Policy Debt. If the insured dies during the grace period, GIAC will calculate the death benefit as though any required premium had been paid and then deduct the portion of such premium that relates to periods through the Policy month of death from the payable death proceeds.

GIAC will pay the death benefit from its general account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive. If no election is in effect when the insured dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

IV. Deferment of Benefits

GIAC can delay the payment of death proceeds if the Policy is being contested and may postpone calculating or paying any benefit or effecting other Policy transactions involving any Policy Account Value held in the Separate Account’s investment divisions if: (i) the New York Stock Exchange is closed for other than weekends or holidays, or trading is restricted; (ii) the Securities and Exchange Commission determines that a state of emergency exists which may make Policy transactions impracticable; or (iii) at any other time when one or more of the Variable Investment Options’ corresponding Funds lawfully suspends payment or redemption of their shares.

V. Cash Adjustment Upon Exchange of Policy

The Policyowner may exchange all or a portion of the Policy for a permanent fixed-benefit whole life insurance policy then being offered by GIAC or its affiliate, without submission of new evidence of insurability at any time prior to the later of the insured’s attained age 70 or the second policy anniversary. Once exercised, this right terminates. The new policy will have a Face Amount not in excess of the Face Amount of the Policy being exchanged and not less than the minimum face amount under GIAC’s or its affiliate’s rules. If only a portion of the Policy is exchanged, the remaining face amount of this Policy must meet GIAC’s minimum face amount requirements. The new policy will have the same Policy Date, and the insured’s Age will be retained for the new policy. The underwriting class of the new policy will be comparable to the underwriting class of the most recent policy segment. This exchange privilege is designed to permit a Policyowner to opt out of this Policy which provides benefits that vary with investment results in order to obtain a similar policy which provides a fixed benefit. The exchange may result in a cost or credit to be paid. The cost or credit will reflect any differences in cash values and premiums (less any withdrawals) between the exchanged portion of the Policy and the new policy.